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                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 1-13561

(Check one)

[X]  Form 10-K and Form 10-KSB      [ ]  Form 11-K

[ ]  Form 20-F    [ ]  Form 10-Q and Form 10-QSB    [ ]  Form N-SAR

For period ended December 31, 1999

[ ]  Transition Report on Form 10-K and Form 10-KSB

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q and Form 10-QSB

[ ]  Transition Report on Form N-SAR

For the transition period ended
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant:  Entertainment Properties Trust

         Address of principal executive office (street and number): 30 Pershing Road, Union Station, Suite 201

         City, state and zip code:  Kansas City, Missouri  64108

                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

         [X]

                  (b) The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

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                                    PART III
                                    NARRATIVE

         The registrant was unable to complete certain financial statement schedule information until March 30, 2000. The report on Form 10-K will be filed on March 31, 2000.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Fred L. Kennon                     (816)            472-1700
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            (Name)                          (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes    [ ]  No

         Total revenues increased by $13.7 million to $48.7 million, net income increased by $4.0 million to $23.3 million, and earnings per diluted share increased by $0.21 to $1.60, respectively, in 1999 compared to 1998.

                         Entertainment Properties Trust
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2000      By  /s/  Fred L. Kennon, Chief Financial Officer
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